ENDOSOUND, INC

Balance Sheet

As of March 31, 2026

PRELIMINARY & UNAUDITED

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 US Bank Operating Account - 1392	12,031
1015 Banc of Cal Operating	85,591
1025 Banc of Cal Collateral Account	37,158
Total Bank Accounts	**$134,780**
Accounts Receivable	
Accounts Receivable (A/R)	161,470
Total Accounts Receivable	**$161,470**
Other Current Assets	
1101 Allowance for Doubtful Accounts	(43,000)
1200 Prepaids & Other Receivables	196,525
1225 Inventory Asset	94,606
Total Other Current Assets	**$248,131**
Total Current Assets	**$544,381**
Fixed Assets	
1300 Fixed Assets	172,338
1400 Accumulated Depreciation	(158,097)
1501 Devices held at Customer - Cost	74,000
1502 Devices held at Customer - Accumulated Depreciation	(51,324)
1550 Tooling	4,131
Total Fixed Assets	**$41,048**
Other Assets	
1800 Security Deposits	6,449
Total Other Assets	**$6,449**
TOTAL ASSETS	**$591,877**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	211,870
Total Accounts Payable	**$211,870**
Credit Cards	
2001 Credit Cards	15,400
Total Credit Cards	**$15,400**
Other Current Liabilities	
2100 Accrued Liabilities	473,914
2222 Convertible Notes 2024-2025	3,351,372
2223 Convertible Note Accretion	385,758

ENDOSOUND, INC

Balance Sheet

As of March 31, 2026

	TOTAL
Total Other Current Liabilities	**$4,211,044**
Total Current Liabilities	**$4,438,314**
Total Liabilities	**$4,438,314**
Equity	
3000 Equity	7,324,617
Retained Earnings	(10,509,963)
Net Income	(661,091)
Total Equity	**$ (3,846,436)**
TOTAL LIABILITIES AND EQUITY	**$591,877**

ENDOSOUND, INC

Profit and Loss

January - March, 2026

	TOTAL
Income	
4000 Sales of Product Income	72,565
Other Revenue	13,500
Total Income	**$86,065**
Cost of Goods Sold	
5000 Cost of Goods Sold	29,188
Total Cost of Goods Sold	**$29,188**
GROSS PROFIT	**$56,877**
Expenses	
6000 R & D	218,425
6100 RA / QA	44,086
6200 Operations	46,431
6300 Sales & Marketing	180,348
6400 G & A	182,831
Total Expenses	**$672,121**
NET OPERATING INCOME	**$ (615,243)**
Other Income	
7015 Interest Income	119
Total Other Income	**$119**
Other Expenses	
7020 Interest Expense Convertible Notes	41,061
7021 Depreciation Expense - Capital Equip	4,905
Total Other Expenses	**$45,967**
NET OTHER INCOME	**$ (45,848)**
NET INCOME	**$ (661,091)**

ENDOSOUND, INC
Statement of Cash Flows
January - March, 2026

		Total
OPERATING ACTIVITIES		
Net Income		(661,091)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense		11,072
Accounts Receivable (A/R)		(3,703)
Prepaids & Other Receivables		(43,489)
Inventory Asset		39,904
Security Deposits		(188)
Accounts Payable (A/P)		56,254
Accrued Liabilities		96,368
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	156,218
Net cash provided by operating activities	$	(504,873)
INVESTING ACTIVITIES		
Tooling		(4,131)
Net cash provided by investing activities	$	(4,131)
FINANCING ACTIVITIES		
Net cash provided by financing activities	$	25,000
Net cash increase for period	$	(484,004)
Cash at beginning of period		618,783
Cash at end of period	$	134,780